 EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report

Contract between yes and Spacecom to lease satellite segments

Pursuant to the Company’s Immediate Report dated January 16, 2017, the Company announces that on February 9, 2017, February 12, 2017 and February 14, 2017, the special subcommittee of the Board of Directors1, the Audit Committee and the Company’s Board of Directors (respectively) approved the contract between D.B.S Satellite Services (1998) Ltd (“yes”), a wholly-owned subsidiary of the Company, with Space Communications Ltd (“Spacecom”), as an addendum/amendment to the existing agreement between the parties dated November 4, 2013 to lease satellite segments in Spacecom satellites (“the Contract”). Spacecom is a public company controlled by Eurocom Communications Ltd, which has control of the Company (indirectly).

As part of the contract, and subject to approval by the Company’s general meeting of shareholders (and the approval of the competent bodies of Spacecom), yes will lease Spacecom segments from existing and/or new Spacecom satellites (Amos 3, which is already serving yes, together with Amos 7 in the initial stage and Amos 8 in the second stage), that are or will be positioned at the present points in space to which the yes satellite dishes are directed, to be unchanged during the contract period stipulated in the present agreement (namely, until the end of 2028)2.

The overall nominal cost of the proposed contract for the entire contract period (namely, until December 31, 2028) is estimated at USD 263 million and represents an average annual cost of USD 21.9 million. It is stipulated that the proposed average annual cost for leasing a Spacecom segment as part of the proposed contract is identical to the proposed average annual cost for a segment under the existing agreement, with the exception of the minor addition to the proposed average annual cost for a segment arising from leasing the Amos 7 satellite in the interim period. It should also be noted that the actual cost is likely to be lower in the event that the discount mechanisms and/or sharing of surplus revenues that were stipulated in the contract shall apply.

The contract has been approved after a special committee composed solely of external and independent directors held a long, thorough and in-depth process, as part of which it assessed the various alternatives available to yes in the area of television broadcasts and satellites, actively accompanied the negotiations to enter into a contract for the transaction (through the Committee Chairman), assessed the worthwhileness and fairness of the consideration, including using the services of outside professional consultants who were selected and appointed by it, and following completion of the process of assessing the alternatives and the propriety of the contractual terms, it determined that the proposed contract represented the best alternative available to yes taking into account its present and future consumption, and recommended to the Company's Audit Committee and Board of Directors to approve the contract at its terms.

The members of the Special Committee, Audit Committee and Board were provided the opinion of outside consultants who had been chosen by the members of the special committee, Comsys LLP, an international consulting company that specializes in strategic, financial and technical consulting in the field of satellites, which determined that the terms of the proposed contract with Spacecom were fair and reasonable, both commercially and technologically, and that the proposed contract was a good contract and recommended for yes at this time.

The contract is subject to the approval of the general meeting of the Company’s shareholders in accordance with the provisions of section 275(A)(3) of the Companies Law, 1999. The Company will publish within the time stipulated in law a detailed report in accordance with the Securities Regulations (Transaction between a Company and a Controlling Shareholder), 2001, which will include details of the transaction as required by the aforementioned Regulations and will convene a special general meeting to approve entering into the contract.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1	An independent committee was appointed by the Company's Board of Directors in November 2016 to assess the contractual arrangements and to manage the negotiations, all of whose members are external and independent directors.

2	The dates expected for the start of their operations and/or the placing and positioning of the satellites and the lifespan of the satellites as well as what is stated in respect of the adequacy and continuity of operations and the back-up systems of the said satellites are forward looking information, in the meaning of the term in the Securities Law, which is based, inter alia, on information and assessments of Spacecom, as made known to yes and/or to the Company. Accordingly, the said forecast and/or assessment might not materialize, or materialize in a materially different way from how it is forecast an/or described in this report, inter alia, subject to external factors and events that impact on the operations of the said satellites and the operations of Spacecom in general, as well as on the technical and operational terms related to the satellites themselves and their operation by Spacecom.